Exhibit 99.1

News

Release

For Immediate Release	TSX/NYSE/PSE: MFC SEHK: 945

Manulife Announces Refreshed Enterprise Strategy to Deliver Sustainable, Long-Term

Growth

Introduces new ambition to be number one choice for customers, supported by five new and elevated strategic priorities

Builds on strong foundation and momentum by accelerating action on longevity, will expand global footprint to India

TORONTO, ON – November 12, 2025: Manulife today introduced a refreshed strategy featuring new and elevated strategic priorities that build on its strengths and are anchored in an ambition to be the number one choice for customers.

Manulife poised to capture opportunities in a rapidly changing operating environment

The global financial landscape is evolving at an unprecedented pace. Heightened market volatility, global economic uncertainty, increasing consumer digital expectations, and intensifying competition for talent and distribution are reshaping the industry.

Manulife is well-positioned to thrive in this environment. The company is diversified by business and across geographies, recognized [https://www.manulife.com/en/news/manulife-named-number-1-life-insurance-company-for-ai-maturity-by-evident.html] for industry-leading AI capabilities and top-quartile employee engagement, and maintains robust presence across high-growth markets in Asia and more mature markets in North America.

To remain agile and position the organization to continue capitalizing on emerging opportunities and generate long-term value, Manulife is refreshing its strategy. This strategy further strengthens the company’s ability to deliver on its 2027 financial targets, which include: Core return on equity (ROE) of 18%+ by 2027; Cumulative remittances of $22 billion+ between 2024 and 2027; and Asia region core earnings contribution of 50%.

“We see tremendous growth potential across our entire portfolio and our refreshed strategy positions us to capture these opportunities for the next decade and beyond as we become the number one choice for customers,” said Phil Witherington, President and CEO, Manulife. “While we are pleased with our momentum towards our 2027 targets, we’re taking actions to ensure we look past that horizon to deliver for all of our stakeholders for the long-term. Today and tomorrow our purpose remains unchanged: to make decisions easier and lives better for our more than 36 million customers around the world.”

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Introducing new and elevated strategic priorities to power Manulife’s next chapter of high quality, sustainable growth

Manulife will deliver on its ambition through five new and elevated strategic priorities. These build on the company’s strong foundation and carry through strategic continuity, all while capturing necessary change to position the organization for the future:

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Winning Team and Culture: Manulife will strengthen their culture of performance, inclusion, and continuous learning while investing in the skills and leadership needed to succeed in a rapidly changing world – positioning the organization as a magnet for top talent.

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Diversified Business Portfolio: Manulife remains well-positioned to capture the exceptional growth opportunities across Asia and Global WAM, and this will be accompanied by investment to further strengthen and grow in its home market of Canada, and investment to deliver new business growth and sustain a scaled presence in the U.S.

•

Empowering Customer Health, Wealth, and Longevity: Manulife will deliver a differentiated value proposition by leveraging strengths in product, digital innovation, and partnerships to become the most trusted partner for customers’ health, wealth, and financial well-being.

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AI-Powered Organization: Manulife will build on its leadership position integrating AI- powered solutions at scale to create value, drive growth and even greater efficiency, and provide world-leading experiences for our customers.

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Superior Distribution: Manulife will make it easier for customers to buy, advisors to sell, and partners to grow by expanding and optimizing channels across its entire portfolio while utilizing AI to enhance distribution and provide frictionless customer interactions.

Expense efficiency and portfolio optimization remain embedded across the business. As the company executes on these priorities, it expects to deliver growth to build on total shareholder return momentum.

Manulife’s refreshed strategic priorities are grounded in the megatrends that will define the future of insurance and asset management, and the company is taking immediate action to ensure it is well positioned to drive impact and expand to capture growth opportunities.

Health, wealth and longevity

As global populations live longer, the gaps in retirement and health protection are widening – creating significant opportunities to deliver shared value across customer lifespans.

Manulife is taking action with the launch of the Manulife Longevity Institute [https://www.manulife.com/en/news/manulife-launches-global-longevity-institute.html], a global research, advocacy, and community investment platform backed by a $350 million commitment through 2030 to help people live longer, healthier, and more financially secure lives.

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Expanding global footprint across the mega-economies of the future

Already operating in markets that generate approximately 60% of global life insurance premiums, with strong, scaled positions in the U.S. and China, Manulife today announced [https://www.newswire.ca/news-releases/manulife-and-mahindra-agree-to-establish-50-50-life-insurance-joint-venture-in-india-825319387.html] its planned expansion to capture growth in one of the world’s fastest-growing economies: India.

Through a joint venture with Mahindra, a trusted and existing partner through an asset management relationship, Manulife is entering the India insurance market1. This partnership will position Manulife to grow across all three of the world’s most influential economies and deliver long-term value.

“Our expansion into the India insurance market will mark an important step to further strengthen our diversified global footprint – and we’re pleased to be entering a market that offers remarkable growth potential,” said Witherington. “In addition to sustaining momentum across Asia and Global WAM, to achieve our ambition we will make strategic organic investments in all of our segments. In Canada, we see attractive growth opportunities and our aspiration to be the undisputed insurance leader in our home market remains clear. And in the US, we will deliver sustained scale by broadening our offerings and expanding our customer base. I have incredible confidence in our path forward as we deliver this strategy.”

For more information on Manulife’s refreshed strategy: watch a detailed explainer video featuring Phil Witherington here [https://authorized-embed.ustudio.com/embed/Dwzk5IW24dXV/UHOCAU31ncgP?auth:ref=&auth:token=ppaS6GBDsqkgoB3esfdXlPV
qiHvnFzESDbZloqEpbrA:1763009485:7vdedtBUsOUYevyZM2CYfG3bcaLazpGHUROUL0w2o9g], read the video transcript and view the accompanying strategy slide deck here [https://www.manulife.com/en/investors/strategy.html], and visit Manulife.com for more.

Media Inquiries

Fiona McLean

(437) 441-7491

fiona_mclean@manulife.com

Investor Relations

Derek Theobalds

(416) 254-1774

derek_theobalds@manulife.com

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

1 “Subject to the receipt of regulatory approvals

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Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Caution Regarding Forward-Looking Statements

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our strategic priorities and targets, our ability to achieve our medium-term financial and operating targets, our refreshed strategy and becoming the number one choice for customers, the anticipated benefits and value derived from the use of AI, our ambition to become the most trusted partner for customers’ health, wealth, and financial well-being. entering into the Indian insurance market and its anticipated benefits and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in- force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute

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products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; the receipt of regulatory approvals for entering into the Indian insurance market and the anticipated benefits of such entry; our ability to execute our digital plans and to deploy future digital use cases, and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, and in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

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